[LOGO]                                                 Media Relations

                                                       CREDIT SUISSE GROUP
                                                       P.O. Box 1
                                                       CH-8070 Zurich
                                                       Telephone  +41-1-333 8844
                                                       Fax        +41-1-333 8877



Credit Suisse Group completes acquisition of Donaldson, Lufkin & Jenrette

Zurich and New York, 3 November 2000 - Credit Suisse Group today announced the completion of the merger of Diamond Restructuring Corp., an indirect wholly owned subsidiary of Credit Suisse Group, with and into Donaldson, Lufkin & Jenrette, Inc. (DLJ). As a result of the merger, DLJ is now an indirect subsidiary of Credit Suisse Group and a direct subsidiary of Credit Suisse First Boston, Inc. Effective Monday, 6 November, DLJ will be renamed Credit Suisse First Boston (USA), Inc.

Credit Suisse Group announced its agreement on 30 August 2000 to acquire all of the outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc. - DLJ Common Stock of DLJ for USD 90 per share in cash, pursuant to a tender offer. Credit Suisse Group also announced on 30 August 2000 that it had entered into a Stock Purchase Agreement with AXA and certain of its affiliates to acquire their combined interest in DLJ for a combination of cash and Credit Suisse Group Shares.

Total consideration for the acquisition of DLJ amounts to USD 12.2 billion and will comprise approximately 61% in cash and 39% in Credit Suisse Group Shares (valued at the closing date). The cash consideration includes the acquisition of shares issued since the announcement of the transaction pursuant to options exercised by employees of DLJ. Unexercised DLJ options will be exchanged for options exercisable into approximately 6 million shares of Credit Suisse Group.


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The tracking stock of the online broking business DLJdirect will remain outstanding, and its U.S. operations will be renamed CSFBdirect as of the beginning of 2001. Pershing, the company's clearing business, will continue to use the Pershing name. DLJ will become Credit Suisse First Boston for all other institutional businesses.

The acquisition of DLJ was completed in a little over two months, and the equity and fixed income sales & trading floors were integrated in less than seven weeks after the merger was announced. The acceptance rate of outstanding offers has also been very high - in the equity and fixed income divisions, for example, over 90% of the DLJ employees who were offered positions in the combined company have agreed to join Credit Suisse First Boston. The integration process has also been very successful in investment banking, where DLJ's expertise compliments that of Credit Suisse First Boston with relatively low overlap in terms of industry and client coverage. Since the merger announcement, Credit Suisse First Boston has continued to focus on serving its clients and executing business on their behalf, advising on a number of important M&A, equity and debt financings over the past two months.

The newly formed company promises to be a powerful combination in the securities industry. The company will have high rankings on a proforma basis - for example:
# 1 in U.S Equity Research (as ranked by Institutional Investor Magazine), #1 in High Yield Research and Underwriting, #3 in Global M&A, #3 in Primary Debt Issuance, and #4 in Primary Equity Issuance.

Credit Suisse First Boston now also has an extensive retail distribution network, with over 550 High Net Worth salespeople, covering 80,000 accounts as well as the CSFBdirect electronic platform, which currently serves over a million retail clients. The addition of the Pershing clearing business adds further diversity to the Firm's revenue stream; it currently covers 4 million total active customer accounts with USD 415 billion of total assets.

Lukas Muhlemann, Chairman and Chief Executive Officer of Credit Suisse Group, said: "We took an important strategic step with the acquisition of DLJ. In addition to offering a significant improvement in Credit Suisse First Boston's strategic position, DLJ also considerably strengthens our asset management activities in the USA."

"We are very pleased with the way the integration has gone. We have seen significant enthusiasm and determination from the employees involved in this process: it has been an

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outstanding effort to come together as one company. I am more confident than ever that becoming the leading global investment bank is well within our reach," said Allen Wheat, Chief Executive Officer of Credit Suisse First Boston.

Joe L. Roby, Chairman of Credit Suisse First Boston, commented: "The integration of these businesses was accomplished very quickly and seamlessly. We are also pleased that the overwhelming majority of offers to DLJers were accepted. Going forward, we are very well positioned to exercise leadership on a global basis in the investment banking business."

Enquiries

Credit Suisse Group, Media Relations, Zurich                     +41 1 333 8844

Credit Suisse First Boston, Media Relations, New York            +1 212 325 5898

Internet

http://www.credit-suisse.com
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Credit Suisse Group is one of the world's leading global financial services companies. In the asset management area, specialized business units offer state-of-the-art products and services to private and institutional investors worldwide, including insurance solutions from Winterthur. In investment banking, Credit Suisse First Boston provides comprehensive financial advisory, capital raising, sales and trading, and financial products for users and suppliers of capital around the world. Credit Suisse goes back to 1856 and is headquartered in Zurich with its main listing on the Swiss Stock Exchange. The group employs around 67,000 staff and reported assets under management of CHF 1,227 billion as at 30 June 2000.

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